

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 19, 2010

China Southern Airlines Company Limited
Xu Jie Bo-Chief Financial Officer
278 Ji Chang Road
Guangshou, 510405
People's Republic of China

   Re: China Southern Airlines Company Limited
     Form 20-F for the year ended December 31, 2009
     Filed May 28, 2010
     File Number: 001-14660

Dear Mr. Xu Jie Bo:

  We have completed our review of your filings and do not have any further comments at this time.

            Sincerely,

            David R. Humphrey
            Branch Chief